Exhibit 99.(a)(1)(B)

To:	[NAME]
From:	Katherine Schuelke
Date:	July 24, 2007
Subject:	Important Information Regarding Your 12/20/00 Stock Option Grant

As you know, last year Altera performed a voluntary review of its stock option granting practices and identified a number of options that had been granted at a “discounted” exercise price for accounting purposes (i.e., exercise price less than the fair market value of the stock on the date of grant). One of those grants – the one made on December 20, 2000 – may present tax issues under a relatively new addition to the Internal Revenue Code known as Section 409A. Section 409A imposes adverse tax consequences on recipients of any in-the-money stock option grant that vested, in whole or in part, after December 31, 2004. You are receiving this message because you received a grant on December 20, 2000.

The company believes that the December 20, 2000 grant is NOT subject to Section 409A because it was fully vested as of December 31, 2004. However, the documentation for the grant is somewhat inconsistent as to the date on which the grant was fully vested, and we do not know what position the IRS will take. In particular, the stock option agreement that was provided to employees in connection with the grant states that the option will vest monthly at a rate of 8.33333% per month beginning on January 1, 2004; however, the agreement then lists the “full vest date” as January 1, 2005. Because an option that vests monthly over the course of one year, beginning on January 1, would have fully vested by December 31, the company believes that the grant is not subject to Section 409A. However, you must make your own assessment of the situation with the knowledge that the IRS may have a different opinion.

Only one-twelfth (1/12th) of the December 20, 2000 grant is potentially subject to Section 409A. To address the potentially adverse tax treatment under Section 409A, Altera is offering employees the opportunity to amend the impacted portion of the option in a way that we believe will avoid the adverse tax treatment of Section 409A. We are required to administer the program through an SEC filing called a “tender offer” by which you can elect to amend your grant so that it complies with Section 409A. In other words, if you participate in the tender offer, your amended option grant should no longer be subject to adverse tax treatment under Section 409A.

The Offer to Amend Eligible Options, which was filed today with the SEC, can be found at the following link: [insert link to SEC page]. This document contains specific details about the tender offer, including Frequently Asked Questions which we encourage you to thoroughly review. Additionally, in a separate email from Kim Peterson you will receive a personalized Eligible Option Grant Detail Statement, which describes the details of your affected option grant. The portion of your December 20, 2000 grant that is potentially impacted by Section 409A is referred to in the tender offer materials, as well as in the Detail Statement, as the “Eligible Portion of your Eligible Option Grant.”

IMPORTANT: Whether or not you intend to participate in the tender offer, you must print, complete and sign, and then submit an executed copy of your election form to the legal department via fax (408-544-8000) or PDF email (alteralegal@altera.com) prior to 5:00 p.m., PDT on Friday, August 31, 2007 (or a later time if the offer is extended). The election form is attached to this email.

Altera will be holding informational sessions in the San Jose office at the dates and times noted below to explain the tender offer and answer your questions. Please plan to attend an informational session. If you are unable to attend in person, you may request a copy of the slides that will be presented at the meetings, which were filed with the SEC today, by contacting alteralegal@altera.com.

Wednesday, July 25: 10-11 a.m., CR 2101

Thursday, July 26: 1:30-2:30 p.m., CR 3171

Wednesday, August 1: 2-3 p.m., CR 2101

If you believe you have not received the necessary documentation in connection with the tender offer, or if you have any questions about the documentation you have received, please email your question to alteralegal@altera.com.

Participation in the tender offer is voluntary, but may enable you to eliminate or minimize the potentially adverse personal tax consequences you may otherwise incur with respect to your affected stock option grant under Section 409A and similar state tax laws. Altera is not making any recommendation to any person regarding whether to take any action in response to Section 409A. Every affected optionholder must decide whether and how to implement these potential actions based on his or her own personal tax and financial position and other factors. We strongly recommend that you consult with your personal financial, tax and legal advisors to determine the tax consequences of electing or declining to participate in the tender offer.

CIRCULAR 230 DISCLAIMER

The following disclaimer is provided in accordance with the Internal Revenue Service’s Circular 230 (21 CFR Part 10). Any tax advice contained in this statement is intended to be preliminary, for discussion purposes only, and not final. Any such advice is not intended to be used for marketing, promoting or recommending any transaction or for the use of any person in connection with the preparation of any tax return. Accordingly, this advice is not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding tax penalties that may be imposed on such person.